NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, WINTER 2005-2006

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: ANNUAL MEETING

Our Annual Meeting of Shareholders was held on November 11, 2005. The total number of outstanding shares of Taylor Devices' stock on the meeting record date was 3,102,057. A total of 2,793,388 shares were present in person or by proxy at the meeting, representing an excellent 90% Shareholder turnout.

All of us at Taylor Devices, Inc. thank you for your continued support.

Results for Election of Directors and term expiration date:

        2,756,272 Shares voted for the election of Reginald B. Newman II, term to expire 2008

The Shareholders also approved the 2005 Taylor Devices, Inc. Stock Option Plan, which was the second item on this year's Shareholder Proxy.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the second quarter of its fiscal year on November 30, 2005. Comparative financial results for the first quarter, second quarter, and six month periods are as follows:

FIRST QUARTER (8-31-05)	F/Y 05-06	F/Y 04-05
SALES	$3,110,099	$2,451,419
NET EARNINGS	$109,315	$73,649
SHARES OUTSTANDING	3,102,057	3,018,034
EARNINGS PER SHARE	3¢	2¢

SECOND QUARTER (11-30-05)	F/Y 05-06	F/Y 04-05
SALES	$3,370,028	$2,649,727
NET EARNINGS	$120,750	$13,438
SHARES OUTSTANDING	3,102,434	3,022,003
EARNINGS PER SHARE	4¢	---
SIX MONTHS (11-30-05)	F/Y 05-06	F/Y 04-05
SALES	$6,480,127	$5,101,146
NET EARNINGS	$230,067	$87,087
SHARES OUTSTANDING	3,102,434	3,022,003
EARNINGS PER SHARE	7¢	3¢

The Company continues to be profitable. The construction markets in the U.S. are still influenced by uncertainty about the economy, which hopefully will show continued improvement in calendar year 2006. Military and aerospace product sales remain steady, as do export sales of all product lines.

Our firm order backlog is $11.9 million, with a product mix presently emphasizing building and bridge seismic projects.

ITEM: ANNUAL MEETING HIGHLIGHTS

Several members of the Taylor Devices Management team made presentations at the Annual Meeting:

  Douglas P. Taylor, President, presented an overview of the Corporation's performance in the 2005 fiscal year. Mr. Taylor noted a distinct increase in business from Asia, which has experienced several natural catastrophes in the past year, including numerous severe earthquakes and a tsunami.

Two completed projects were featured in Mr. Taylor's presentation. The first was the Cochrane Bridge across Mobile Bay, Alabama. During hurricane Katrina the bridge, recently retrofitted with Taylor Dampers, survived extreme winds, the hurricane-induced surge in water levels, and impact from a floating oil rig that broke free of its moorings and crashed into the bridge. Through all of this, the bridge remained in service for all but four hours. A post-event inspection by Alabama bridge inspectors and a U.S. National Science Foundation team showed virtually no damage.

The second featured project was the three recently completed Spring Mountain Pedestrian Bridges servicing the Wynn Casino in Las Vegas, Nevada. Taylor Dampers are used on these bridges to reduce induced motion from crowds of people on the bridge. Mr. Taylor showed video clips of tests performed on the completed bridges. These tests included people both marching and jumping up and down on the bridge. Through all of this, the bridges remained "rock solid."

  John Mayfield, Bob Schneider and Craig Winters, members of our sales team, gave individual presentations on both general market trends and specific information on new projects.

  Richard Hill, Vice President, gave an overview of current trends at our manufacturing facility. In addition, information was presented on the Company's extensive efforts in source development of new suppliers and vendors to help reduce overall production costs.

  Mark McDonough, Chief Financial Officer, provided a financial report including a comprehensive analysis of the Company's performance from 2000 to 2005. A thorough review of profitability comparing the influence of various market sectors and worldwide locations of customers was also presented.

ITEM: NEW ORDERS

Several new orders were announced at the Shareholders' Meeting. All of these had been received after the Summer Shareholder Newsletter:

  U.S. Naval Hospital - Bremerton, Washington

The first naval hospital in the Puget Sound area dates to 1909, and several renovations, expansions, and construction of new facilities have taken place over the years. In February 2001, the 6.8 magnitude Nisqually earthquake caused extensive damage to the hospital. Funds for repair and seismic upgrade had to go through government appropriation channels. All funds are now in place for a seismic upgrade of the hospital which will use a total of 88 Taylor Seismic Dampers, each rated at more than 100 tons of force in a diagonal bracing system.

  Tan Zu Hospital - Taiwan, ROC

Tzu Chi, the Buddhist relief organization, has a worldwide reputation for providing relief services during disasters, plus regional health care and hospital services at numerous locations all over the globe. The Tan Zu Hospital is a massive structure located very close to major seismic faults. Like many hospitals in seismic areas, its location must be close to the population it serves, which happens to be in a near fault location.

The new hospital will be base isolated on large rubber seismic bearings. The energy of earthquakes will be absorbed by 88 large Taylor Seismic Dampers, each providing up to 200 tons of force over a displacement of nearly five feet.

  Sutong Bridge - Shanghai, China

New bridges constructed in China often feature outstanding architectural design combined with truly large size. The Sutong Bridge is no exception, and will cross the mouth of the Yangtze River with a total length of 4.7 miles. Its central span is a cable stay suspension span - the longest in the world. Massive suspension bridges need equally massive dampers for seismic and wind storm protection. The eight Taylor Dampers being constructed for the Sutong Bridge are the highest output force product we have ever built for a commercial structure. Each damper weighs nearly 10 tons and has an output force of more than 2.2 million pounds of force.

  Chiba Chou Office Building - Tokyo, Japan

The new office building will be our third such application in Tokyo. The building will be using 42 Taylor Seismic Dampers, each providing up to 220 tons of force during a major earthquake. The dampers will be installed as diagonal brace elements.

  Bercy Tolbiac Bridge - Paris, France

This new pedestrian bridge was expected by its designers to be similar in vibration characteristics to London's Millennium Bridge. Thus, to protect the bridge against induced swaying from large crowds, Taylor Dampers will be incorporated into the bridge structure. The dampers used will be the same as those on the Millennium Bridge, featuring Tayco Developments' patented hermetic and frictionless design.

ITEM: NATIONAL GEOGRAPHIC TV SPECIAL - TORRE MAYOR

In October, National Geographic aired a new special entitled "Megactities - Mexico City." The show delves into the seismic hazzards in the world's largest city, focusing on the massive damage experienced during the great magnitude 8 earthquake of 1985. A portion of the show is devoted to the use of new technology for seismic protection and our Torre Mayor dampers are featured. Not only are the dampers prominent in the overview of the building design, but they have also protected this largest Latin American building against numerous earthquakes. The TV show provides anecdotal commentary from occupants of the Torre Mayor who experienced a magnitude 7.6 quake that shook Mexico City in 2003. Most didn't know that an earthquake was in progress until they noticed neighboring buildings being evacuated.

By:	/s/ Douglas P. Taylor
Douglas P. Taylor President